

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2022

Jason Lublin
Chief Financial Officer
Endeavor Group Holdings, Inc.
9601 Wilshire Boulevard, 3rd Floor
Beverly Hills, CA 90210

> **Re: Endeavor Group Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 16, 2022**
> **Response dated November 29, 2022**
> **File No. 001-40373**

Dear Jason Lublin:

We have reviewed your November 29, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2022 letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 45

1.   Your response to comment 2 indicates that the tax effect of non-GAAP adjustments for 2021 was calculated using your effective tax rate after excluding the impact of "other tax items." It appears that you have recorded a tax benefit as tax effect of the non-GAAP adjustments for the adjusted net income presented for 2021. Please tell us how your determination of the tax effect of adjustments amount in 2021 is consistent with Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Liquidity and Capital Resources
Cash Flows Overview, page 50

2.   We note your response to comment 3. Net income, adjusted for non-cash items, is not a
       GAAP measure. Accordingly, please remove this measure or provide the disclosures
       required by Item 10(e) of Regulation S-K.

       Please contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any
questions.

                                                          Sincerely,

                                                          Division of Corporation Finance
                                                          Office of Trade & Services